BUENOS AIRES, September 9, 2022

Notice: CPSA-GG-N-0308/22-AL

COMISIÓN NACIONAL DE VALORES ("CNV")
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. ("BYMA")
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO ("MAE")
San Martin 344
City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the "Company") so as to inform that due to the amendments to the Company's Bylaws to be considered at the Annual General Meeting and the Special Shareholders' Meeting to be held on September 30, 2022, we make available to the shareholders the amendment proposal regarding sections 4 and 17 of the Bylaws and the addition proposal of section 39 to the Bylaws. The foregoing will be available as from September 12 until September 30 at the Company's headquarters, Mondays to Fridays from 9 a.m. to 5 p.m.

With no further business at present, I remain sincerely yours.

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099